

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

March 9, 2009

<u>VIA US MAIL AND FAX (785) 856-9700</u>
Mr. Darius G. Nevin
Executive Vice President and Chief Financial Officer
Protection One, Inc.
Protection One Alarm Monitoring, Inc.
1035 N. 3rd Street, Suite 101
Lawrence, Kansas 66044

   **Re: Protection One, Inc.
     Protection One Alarm Monitoring, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2007
     Filed March 17, 2008
     File Nos. 001-12181-01 and 001-12181**

Dear Mr. Nevin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

          Sincerely,

          Larry Spirgel
          Assistant Director